

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 31, 2006

Via U.S. Mail

John S. Foster
Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA 93117

RE: Innovative Micro Technology, Inc.
         Schedule 14C Filed on August 4, 2006
         File No. 001-06635

         Schedule 13E-3 filed on August 4, 2006
         File No. 005-00002-70

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 2. Subject Company Information

1.   You mention that there is "no established trading market for the Common Stock, and no such market has existed for the past two years (except for limited or sporadic quotations)." Are the limited or sporadic quotations you are referring to the trading on the Pink Sheets that has recently occurred? If not, please disclose these quotations in your Information Statement and advise readers as to how you

have been made aware of them.

2.   It appears that you include some of the disclosure required by Schedule 13E-3 in the Schedule 13E-3 itself and not in the information statement that will be disseminated to security holders. See, for example, the disclosure you have provided pursuant to Item 1003(c) of Regulation M-A. We assume that you do not plan to disseminate the Schedule 13E-3 to security holders. If this is the case, please ensure that all of the disclosure required to be disseminated to security holders appears in the information statement. Refer to Rule 13e-3(e)(1). In this regard, please be aware that you may satisfy your disclosure obligation under Schedule 13E-3 by incorporating by reference into that schedule all of the disclosure that you include in the information statement. Refer to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements

3.   We note that you have incorporated by reference information from your information statement which, in turn, incorporates by reference your annual report on Form 10-KSB for the year ended October 1, 2005 and the quarterly reports on Form 10-QSB for the periods ended April 1, 2006 and December 31 2005. We presume that you intended to incorporate this information in order to satisfy the requirement that you provide historical financial information pursuant to Item 1010(a) of Regulation M-A. If so, please revise your Schedule 13E-3 to specifically incorporate this information by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3, as Schedule 13E-3 does not accommodate the ability to incorporate information that has been incorporated by reference.

Item 16. Material to be Filed as Exhibits

4.   Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3 and must be filed as an exhibit to the Schedule 13E-3 and summarized in the information statement. We note, for example, your reference to the Robin Hill Business Park appraisal you obtained and provided to Imperial Capital. Please disclose and file this appraisal as an exhibit or advise us as to why you believe that this report is not materially related to the going private transaction.

Information Statement

5.   On page 2, you indicate that the reverse split ratio was based on the Company's determination of the amount that it was prepared to spend on cashing out

fractional shares. In an appropriate place in the information statement, disclose what this amount was and how it assisted you in arriving at the ratio you selected, with a view towards the fairness determination the Board arrived at with respect to the ratio utilized.

Summary of Terms of Reverse/Forward Stock Split, page 3

6.   In the first bullet point, you indicate that the Board, including all of the non-employee directors, authorized the Reverse Split. Please revise your second bullet point to indicate whether the Board, *including all of the non-employee directors* (emphasis added), also found the Reverse/Forward Stock Split to be fair to all of your unaffiliated stockholders. Refer to Item 1014(e) of Regulation M-A.

7.   In the third bullet point, you indicate that certain stockholders approved the Reverse/Forward Stock Split. Here or elsewhere in the disclosure document, please advise readers as to the vote necessary for approval for the Reverse/Forward Stock Split. See Item 21 of Schedule 14A. In addition, please supplementally advise us as to how you obtained stockholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, tell us who these stockholders are and what their relationship is to the company.

Questions and answers about the reverse/forward stock split, page 5

        "What are some of the advantages of the Reverse/Forward Stock Split?"

8.   You refer to the "overhead reduction" that you will be able to achieve as a result of the reverse stock split. Please revise to elaborate upon what you mean by this. Is this different from the costs you refer to in the first bullet point?

        "What are the interests of directors and executive officers in the Reverse/Forward Stock Split?"

9.   You mention here that your directors and officers, collectively, will increase their beneficial ownership of your Common Stock from approximately 3.9% to 4.0%. Compare this disclosure to that which appears on page 34 and references different percentages. Please revise to reconcile or clearly explain why these amounts are different if they are taking into account a different data.

Special Factors, page 9

10.   Consider whether it might be appropriate to move this discussion in front of your

discussion regarding "Structure of the Reverse/Forward Stock Split." See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a "Special Factors" section in the front of the disclosure document.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 9

11.   In the second paragraph in this discussion, you indicate that the costs imposed on you as a result of continued registration are "significant…" If possible, please revise to quantify your reference to "significant" and be specific in the reasons why you believe these costs will increase. Further, elaborate briefly upon why the obligations required by the Sarbanes-Oxley Act disproportionately more burdensome to you.

12.   You indicate that "the lack of an active trading market for [y]our Common Stock has also impaired your stockholders' ability to sell their shares." Please revise your discussion to address to what extent the inability to take advantage of this benefit of being a public company was due to your lack of making a market for your securities, considering your Common Stock has not been listed or quoted since you emerged from bankruptcy.

13.   In addition to the increased reporting and compliance costs, disclose any other factors related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction. Otherwise it is not clear why you chose now, as opposed to some other time, to go private. See Item 1013 (c) of Regulation M-A.

14.   Provide quantified information regarding the administrative costs of maintaining stockholders accounts for your holders of small accounts, as the chart you present on page 10 appears to reflect only reporting costs. How will going private reduce this expense?

        Strategic Alternatives Considered, page 11

15.   Please provide the basis for the Board's belief that it was unlikely that many holders of small numbers of shares would make the effort to tender their shares.

16.   Please revise to quantify the additional costs that would be associated with proceeding with a tender offer. In this regard, on page 11, we note your indication that "the estimated transaction costs of completing a tender offer would be similar to or greater than the costs of the Reverse/Forward Stock Split transaction, and these costs could be significant…"

17.   We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Background of the Reverse/Forward Stock Split, page 12

18.   In an appropriate place in this discussion, clarify the role that the Special Committee played. Did they determine the consideration and ratio to be utilized in the reverse stock split to be fair or did they determine the fairness of the transaction as a whole? We note your disclosure on page 7 of the "recommendation of the Special Committee to the Board regarding the fairness of the Reverse/Forward Split to [y]our stockholders." If the Special Committee determined the going private transaction, as a whole, to be fair to the unaffiliated stockholders or determined that the consideration and ratio are fair to the unaffiliated stockholders, please revise to include a discussion of the factors they considered in arriving at their determination. Currently, your disclosure would appear to be limited to that of the Board's fairness determination of the transaction.

19.   See the second paragraph under this discussion. You refer to the members of the special committee as "independent." In an appropriate place in your disclosure document, tell us what you mean when you refer to "independent," considering you are not subject to any listing standards that would require a certain independence standard.

20.   Disclose the "potential cost range" that you refer to on page 12.

21.   Disclose the resulting range of per share prices determined to be fair by Imperial Capital on May 8, 2006, if different from the range that was disclosed in their opinion rendered one month later. If the amounts were different, explain why.

22.   Elaborate upon how the Special Committee determined "that a price in the lower half of the range of prices recommended by Imperial Capital was fair." You briefly mention these factors but you do not elaborate upon what about these factors caused the Special Committee to make this determination. For example, what aspect of the fact that a concentration of your revenue is being generated from a single customer assisted in the Special Committee's determination?

23.   Please also disclose the range of alternative ratios that were considered by the Special Committee on May 8th in order to effectuate the stock split.

24.   How did the Special Committee determine the price of $2.15 per share to be appropriate? You indicate that this was the recommendation made to the Board on June 13, 2006, however, there is no indication as to how this amount was arrived at, aside from it being within the range recommended by Imperial Capital. Further, how was the stock split ratio determined (see related comment 5 above)? Were any other ratios considered, especially since this ratio would reduce the number of stockholders well below the 300 threshold for deregistering?

25.   When did the Board make it's fairness determination?

Effects of the Reverse/Forward Stock Split, page 16

26.   You indicate that stockholders holding shares in street name "who want to receive cash should instruct his, her or its nominee to transfer such stockholder's shares into a record account in such stockholder's name in a timely manner…" Please revise to clarify your reference to "timely manner" to provide stockholders with a firm deadline by when they need to take action.

Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders, page 17

27.   Please revise the last paragraph to provide additional disclosure regarding the effects of deregistration. You indicate that there will be a significant decrease in the disclosure of company information, however, you do not mention the advantages of being a public company that will be lost as a result of de-registration, such as:

- rights and protections that the federal securities laws give to stockholders of public companies;
- substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies; and
- various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 22

28.   You indicate that the Board noted, with respect to the fairness of the Reverse/Forward Stock Split, that "voting control of over 98.1% of the shares held by stockholders who would remain stockholders after the Reverse/Forward Stock Split was held by members of the Board so that the interests of such holders were aligned with the interests of the members of the Board." Isn't it inappropriate to characterize such interests as being "aligned" when they are, in fact, the interests of the Board? Please elaborate upon this statement to explain

how this factor contributed to the Board's determination as to the substantive fairness of the transaction.

29.   Please revise this discussion to disclose how the board determined the transaction to be substantively fair to the unaffiliated stockholders. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for stockholders in assessing the transaction and the company's fairness determination. See Exchange Act Release 17719 (April 13, 1981). We note the Board's adoption of Imperial Capital's fairness determination, however, because their analysis does not appear to have addressed each of the Instruction 2 factors, adoption of this analysis is insufficient.

30.   We note that the opinion rendered by Imperial Capital is included as a factor in support of the Board's determination of fairness. We further note, however, that one of the analyses conducted by Imperial Capital resulted in a value that exceeds the consideration being paid in this going private transaction. Specifically, refer to see the Market Approach – Multiple Analysis. Please elaborate upon your discussion of how Imperial Capital's fairness opinion supports the Board's determination that the going private transaction is fair in light of the results of these analyses.

31.   You mention, as a substantive factor considered by the Board, that "stockholders…have some control as to whether they will retain an interest..." What about those stockholders who would like to continue their stock ownership? To what extent did the Board consider that this may be difficult for stockholders to accomplish given the already limited trading market for your stock?

Procedural Fairness to All Stockholders, page 24

32.   Please revise your discussion to address why the transaction was not structured so that approval of at least a majority of unaffiliated stockholders is required, pursuant to Item 1014(c) of Regulation M-A. You refer to "several" reasons, however, you only disclose two here (and you reiterate this discussion on page 30). Please revise. Also, you mention that stockholder approval is not required under state law but that does not appear to support the procedural fairness of the transaction considering you could have opted to provide for it regardless of the state law requirements.

33.   Please explain how the added expense of retaining an unaffiliated representative was a sufficient reason to forego such action considering the procedural protection this function could provide.

Opinion of Imperial Capital, page 25

34.   We note your indication that Imperial Capital reviewed and considered the company's financial forecasts and projections. Any non-public information used by Imperial Capital in formulating its fairness opinion should be summarized in the filing. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Imperial Capital's reliance upon those materials to be reasonable.

35.   We suggest that you elaborate upon the discussion of both analyses conducted by Imperial Capital. While you provide the range of values that both analyses resulted in, you do not provide any quantified disclosure indicating how Imperial Capital arrived at these amounts. Further, there is no explanation as to how the two analyses resulted in the final range that Imperial Capital opined upon. Please revise to provide this information.

36.   Please also briefly explain how Imperial Capital determined to utilize a 21-23% range of discount.

Termination of Exchange Act Registration, page 29

37.   Please revise to elaborate upon the "additional disclosure required by [y]our directors' and officers' fiduciary duties to [you] and [y]our stockholders" so that stockholders have a sense of what future information may be made available by you.

Description of the Reverse/Forward Stock Split, page 30

Exchange of Certificates for Cash Payment or Shares, page 31

38.   Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which stockholders should expect to receive their cash consideration.

Financial Statements, page 35

39.   Please update this data to reflect the financial information for the period ended July 1, 2006.

Incorporation of Certain Documents by Reference, page 49

40.   We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by

reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A. Since you have no public float, according to your 2005 Form 10-K, it would appear that you are probably not eligible to incorporate by reference. Please revise the Schedule 14C to include the information required by Item 13. Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3264 with any questions. You may also reach me by facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile (213) 443-2750:

David I. Sunkin, Esq.
Sheppard Mullin Richter & Hampton LLP